UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FIRST TRUST PRIVATE ASSETS FUND

(Name of Subject Company (Issuer))

FIRST TRUST PRIVATE ASSETS FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

September 6, 2024

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on September 6, 2024 by First Trust Private Assets Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in the Fund in an aggregate amount up to $1,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C, respectively, to the Statement on September 6, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on October 4, 2024.

2.   As of October 4, 2024, no Shareholder validly tendered Shares and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Shares was calculated as of September 30, 2024.

4.   Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on September 6, 2024 (collectively, the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

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Item 1 through Item 9 and Item 11

The information set forth in the Tender Offer Materials is incorporated herein by reference into the final amendment in answer to Items 1 through 9 and Item 11 of Schedule TO.

Item 12(a). Exhibits

Not applicable

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FIRST TRUST PRIVATE ASSETS FUND

By:	/s/ Michael Peck
	Name:	Michael Peck
	Title:	President

December 29, 2025

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EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of Filing Fee Tables

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